# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 18, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## DigitalGlobe, Inc.

### File No. 001-34299 - CF#35298

_____

DigitalGlobe, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 26, 2017.

Based on representations by DigitalGlobe, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through September 1, 2020 |
| Exhibit 10.2 | through September 1, 2020 |
| Exhibit 10.3 | through September 1, 2020 |
| Exhibit 10.4 | through September 1, 2020 |
| Exhibit 10.5 | through September 1, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary